UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August 2009

Commission File Number: 000-50826

KONGZHONG CORPORATION
(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

EXHIBITS

Exhibit Number		Page

1.1	KongZhong Corporation Reports Unaudited Second Quarter 2009 Financial Results	4

FORWARD-LOOKING STATEMENTS

The Press Releases of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Such forward-looking statements include, without limitation, statements that are not historical facts relating to the continued growth of the telecommunications industry in China, the development of the regulatory environment, and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance.  Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, continued competitive pressure in China’s wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in the Company’s relationship with China’s telecommunications operators; the Company’s dependence on the billing systems of telecommunications operators for its performance; the outcome of the Company’s investment of operating income generated from the wireless value-added services segment into the development of our wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  For additional discussion of these risks and uncertainties and other factors, please see the documents the Company files from time to time with the Securities and Exchange Commission.  The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

Date: August 11, 2009,
	By:	/s/ Leilei Wang
	Name:	Leilei Wang
	Title:	Chief Executive Officer

KongZhong Corporation Reports Unaudited Second Quarter 2009 Financial Results

KongZhong Corporation (NASDAQ: KONG), a leading mobile Internet company in China, today announced its unaudited second quarter 2009 financial results.

Second Quarter 2009 Financial Highlights:
(Note: Unless otherwise indicated, all financial statement amounts used in this press release are based on United States Generally Accepted Accounting Principles (GAAP) and denominated in US dollars)

●
Revenues exceeded guidance – Total revenues for the Second Quarter of 2009 (“2Q09”) increased 37%  year-over-year and increased 9% quarter-over-quarter to $ 32.3 million (“mn”), exceeding the Company’s 2Q09 revenue guidance of $30.5 mn to $31.5 mn.

●	Gross margin increased – Total gross margin improved to 51% in the 2Q09 from 49% in the 1Q09.

●
Net income increased – Net income in 2Q09 was $3.55 mn, a 41% increase compared with 1Q09 net income of $ 2.52 mn.  Basic net income per ADS was $0.10 based on 34.71mn ADS while diluted net income per ADS was $0.09 based on 38.53 mn ADS outstanding as of June 30, 2009.

●
Non-GAAP net income increased – Non-GAAP net income was $4.71 mn and Non-GAAP diluted net income per ADS was $0.12  (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures.”)

●	Cash and cash equivalents – As of June 30, 2009, the Company had $ 132 mn in cash and cash equivalents.

Commenting on the results, the Company’s Chairman and Chief Executive Officer, Leilei Wang, said, “I’m pleased to report that in the second quarter of 2009, KongZhong continued to grow overall profits driven by strong growth in our mobile games business, while at the same time, we were still able to maintain our long-term investment in Kong.net.

“In 2Q09, KongZhong maintained our leading position in the Chinese mobile game market and further strengthened our internal R&D game development capabilities through the acquisition of Simlife.  We believe that Simlife’s strong development capabilities, combined with our existing Tianjin Mammoth game development team, will extend our leadership in the Chinese mobile games market.

“We continued to make long-term investments in Kong.net as we evolved Kong.net into a next-generation 3G mobile portal and social networking service.  Although we believe we are still in the early development phase of the 3G market in China, during the quarter we attracted over 500,000 registered users to our first self-developed mobile social game, ‘Nong Chang Da Heng” and have plans to launch additional social gaming and other community services over the next year.

 “Once again, I'm very pleased with our results for 2Q09.  More importantly, I believe KongZhong remains well positioned in the Chinese 3G market for future growth opportunities.”

Financial Results:

	For the Three Months Ended June 30, 2008 (US$ thousands)	For the Three Months Ended March 31, 2009 (US$ thousands)	For the Three Months Ended June 30, 2009 (US$ thousands)
Revenues	$23,518	$29,586	$32,287
WVAS	21,675	23,658	23,925
Mobile Games	1,453	4,944	6,802
Wireless Internet Service	390	984	1,560

Cost of Revenue	$12,812	$15,010	$15,733
WVAS	11,934	12,470	12,173
Mobile Games	600	2,045	2,791
Wireless Internet Service	278	495	769

Gross profit	$10,706	$14,576	$16,554
WVAS	9,741	11,188	11,752
Mobile Games	853	2,899	4,011
Wireless Internet Service	112	489	791

Gross profit ratio	46%	49%	51%
WVAS	45%	47%	49%
Mobile Games	59%	59%	59%
Wireless Internet Service	29%	50%	51%

Revenues

WVAS revenues in 2Q09 increased 10% from 2Q08 and increased 1% from 1Q09 to $23.93 mn.  Revenues from 2.5G services accounted for approximately 21% of total WVAS revenues and revenues from 2G services represented the remaining 79% in 2Q09.

Total mobile game revenues in 2Q09 were $6.8 mn, a 368% increase from the same period last year and a 38% increase from 1Q09.

Revenues from downloadable games were $5.04 mn, an increase of 335% from the same period last year and a 19% sequential increase.  Revenues from downloadable games continued to perform well due to the overall growth of the mobile game market in China.  In addition, as we continued to leverage our relationships with existing distribution partners and develop mobile games tailored for the local market, we were able to maintain our leadership in the Chinese market.

Revenues from our mobile multi-player online games ("MMO") were $ 1.76 mn, an increase of 497% from the same period last year and a 144% sequential increase.  The bulk of these revenues were from "Tian Jie", one of the most popular mobile MMOs in the China market.  The year-over-year and sequential strong performance in mobile MMO was driven by the increased marketing activities and optimized game operations which led to an increase in Tian Jie users and a higher percentage of users purchasing in-game virtual items, compared to previous periods.  Our new game, Feng Shen online did not contribute any significant revenues during 2Q09.  However, due to a large portion of our mobile MMO users being students, we do not expect similar sequential performance in 3Q09 for our mobile MMO business as we enter the summer holiday season.

In 2Q09, revenues from Mobile MMO made up 26% of total mobile game revenues compared to 15% in 1Q09.

Wireless Internet service revenues were $ 1.56 mn in 2Q09, representing an increase of 300% from the same period last year and an increase of 58% from 1Q09.  In 2Q09, 41% of WIS revenues were from wireless advertising with the remaining 59% from premium services on the Kong.net wireless Internet site, including virtual item sales and cross-selling of our mobile game and WVAS services.  Previously, wireless Internet services revenues were mainly from wireless advertising.

Gross Profit

Total gross profit was $16.55mn in 2Q09, a 14% increase compared to 1Q09 and a 55% increase compared to the same period last year.  Gross margin increased slightly in 2Q09 to 51% compared with 49% in 1Q09, and with 46% in the same period last year.

WVAS gross profit increased slightly in 2Q09 to $11.75mn compared to $11.19 mn in 1Q09, a 21% increase compared to the same period last year or $9.74 mn. WVAS gross margin increased slightly in 2Q09 to 49% compared with 47% in 1Q09 and 45% in the same quarter last year.

Mobile games gross profit for 2Q09 was $ 4.01 mn compared to $2.90 mn in 1Q09 and $0.85 mn in the same period last year, or an increase of 38% and 370% respectively.  Mobile games gross margin was 59%, or roughly the same level as in 1Q09.

Wireless Internet gross profit for 2Q09 was $0.79 mn compared to $ 0.49 mn in 1Q09 and $0.11mn in the same period last year.  Wireless Internet gross margins increased to 51% in 2Q09 compared to 50% in 1Q09.

Operating Expenses

	For the Three Months Ended June 30, 2008	For the Three Months Ended March 31, 2009	For the Three Months Ended June 30, 2009
Product development	$3,363	$4,848	$4,373
Sales and marketing	5,083	4,077	4,453
General and administrative	2,851	3,018	3,127
Total Operating Expenses	$11,297	$11,943	$11,953

Product development expenses in 2Q09 were $4.37 mn compared to $4.85 mn in 1Q09 or a 10% sequential decrease. While our overall headcount in product development increased in the quarter, as the mobile game division did not experience the same strong sequential growth in 2Q09 as compared to 1Q09, there was a slightly lower level of performance bonuses accrued.  However, we would expect product development expenses to increase going forward as we continue expand and invest in our R&D team.

Sales and marketing expenses in 2Q09 were $ 4.45 mn compared to $ 4.08 mn in 1Q09 and $ 5.08 mn in the same period last year, representing an increase of 9% compared to 1Q09 but a decrease of 12% from the same period last year.

General and administrative expenses in 2Q09 were $3.13 mn compared to $ 3.02 mn in 1Q09, or an increase of 4% quarter-over-quarter.

The Company’s total headcount increased from 801 as of March 31, 2009 to 841 as of June 30, 2009 with the majority of our headcount increase related to product development team increases.

Earnings

Net income and Non-GAAP net income in 2Q09 were $3.55 mn and $4.71 mn, respectively.  Diluted earnings per ADS and diluted Non-GAAP earnings per ADS were $0.09 and $0.12 for 2Q09, respectively.

Total diluted ADS outstanding as of June 30, 2009 was 38.53 mn, compared to 36.74 mn as of March 31, 2009.  The increase reflects changes of the dilutive effect resulted from warrants issued to Nokia Growth Partners II, L.P., and nonvested shares and stock options issued to employees under the equity incentive plan of the Company.

(In weighted average, mn)	Basic ADS	Diluted ADS
Balance as of March 31, 2009	35.40	36.74
Less: Share repurchase (Note)	0.77	0.77
Add: Vested shares and exercised options	0.08	0.08
Warrant	-	0.72
Outstanding options and nonvested shares	-	1.76
Balance as of June 30, 2009	34.71	38.53
(Note: The number represents the weighted average of repurchase of 1.3 mn ADS in May, 2009 as part of our Share Repurchase Plan.)

Balance Sheet

As of June 30, 2009, the Company had $132 mn in cash and cash equivalents.  The decrease of our cash balance in 2Q09 was mainly due to the $9.55 mn in cash used to repurchase shares as part of the Company Share Repurchase Plan during the second quarter.

Stock Repurchase Program:

As of June 30, 2009, a total of 1,868,994 ADS of the Company (representing 74,759,760 ordinary shares), were repurchased at an average price of $6.3501 per ADS as part of the Company’s share repurchase program, which began on November 18, 2008.  This aggregate figure includes the 568,994 ADS repurchased before March 31, 2009 (representing 22,759,760 ordinary shares).

Business Outlook (For the 3-month period ending September 30, 2009):

Based on information available on August 11, 2009, the Company expects total revenues for the third quarter of 2009 to be between $34 mn and $35 mn.

Conference Call:

The Company’s management team will conduct a conference call at 8:30 am Beijing time on August 11 (8:30 pm Eastern time and 5:30 pm Pacific time on August 10, 2009).  A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except per share data, and share count)
(Unaudited)

	For the Three Months Ended June 30, 2008	For the Three Months Ended March 31, 2009	For the Three Months Ended June 30, 2009

Revenues	$23,518	$29,586	$32,287
Cost of revenues	12,812	15,010	15,733
Gross profit	10,706	14,576	16,554
Operating expenses
Product development	3,363	4,848	4,373
Sales & marketing	5,083	4,077	4,453
General & administrative	2,851	3,018	3,127
Total operating expenses	11,297	11,943	11,953
Operating profit (loss)	(591)	2,633	4,601
Interest income	1,388	1,032	765
Interest expense on convertible notes	--	34	223
Income before tax expense	797	3,631	5,143
Income tax expense	497	1,110	1,594
Net income	$300	$2,521	$3,549

Basic earnings per ADS	$0.01	$0.07	$0.10
Diluted earnings per ADS	$0.01	$0.07	$0.09
Weighted average ADS outstanding (mn)	35.62	35.40	34.71
Weighted average ADS used in diluted EPS calculation (mn)	35.93	36.74	38.53

 KongZhong Corporation
Condensed Consolidated Statements of Cash Flows
(US$ thousands)
(Unaudited)

	For the Six Months Ended June 30, 2008	For the Six Months Ended June 30, 2009
Cash Flows From Operating Activities
Net Income	$388	$6,070
Adjustments to reconcile net income to net cash
provided by operating activities
Share-based compensation	1,258	1,735
Depreciation and amortization	1,475	1,303
Disposal of property and equipment	-	(4)
Amortization of the debt discount	-	102
Changes in operating assets and liabilities	1,525	(3,898)
Net Cash Provided by Operating Activities	4,646	5,308

Cash Flows From Investing Activities
Purchases of subsidiaries, net of cash US$330 acquired	-	(4,433)
Purchase of property and equipment	(1,205)	(855)
Proceeds from disposal of property	-	4
Purchase of long-term investment	(1,500)	-
Net Cash Used in Investing Activities	(2,705)	(5,284)

Cash Flows From Financing Activities
Proceeds from issuance of Convertible Note	-	6,775
Proceeds from exercise of share options	-	221
Stock Repurchase	-	(11,107)
Net Cash Used in Financing Activities	-	(4,111)

Effect of foreign exchange rate changes	6,344	37

Net increase in Cash and Cash Equivalents	$8,285	$(4,050)
Cash and Cash Equivalents, Beginning of Period	$122,343	$136,054
Cash and Cash Equivalents, End of Period	$130,628	$132,004

KongZhong Corporation
Condensed Consolidated Balance Sheets
 (US$ thousands)
(Unaudited)

	June 30, 2008	March 31, 2009	June 30, 2009

Cash and cash equivalents	$130,628	$141,665	$132,004
Accounts receivable (net)	18,368	19,216	21,386
Other current assets	3,535	3,700	6,121
Total current assets	152,531	164,581	159,511

Rental deposits	522	529	568
Intangible assets (net)	982	652	2,165
Property and equipment (net)	3,760	3,159	3,307
Long-term investments	1,500	2,963	2,964
Goodwill	37,167	16,564	21,244
Total assets	$196,462	$188,448	$189,759

Accounts payable	$8,543	$9,329	$11,622
Other current liabilities	6,689	9,556	11,753
Total current liabilities	15,232	18,885	23,375

Convertible notes	-	2,464	2,687
Non-current deferred tax liability	131	44	451
Total liabilities	$15,363	$21,393	$26,513

Shareholders’ equity	181,099	167,055	163,246
Total liabilities & shareholders’ equity	$196,462	$188,448	$189,759

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.  In addition, our calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense and interest expense on convertible notes.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

	For the Three Months Ended June 30, 2008 (US$ thousands)	For the Three Months Ended March 31, 2009 (US$ thousands)	For the Three Months Ended June 30, 2009 (US$ thousands)
GAAP Net Income	$300	$2,521	$3,549
Share-based compensation	587	1,014	721
Financial expense on convertible notes	-	34	223
Amortization of intangibles	169	159	215
Non-GAAP Net Income	$1,056	$3,728	$4,708

Non-GAAP diluted net income per ADS (Note 1)	$0.03	$0.10	$0.12

Note 1: The non-GAAP adjusted net income per ADS is computed using non-GAAP net income and number of ADS used in GAAP diluted EPS calculation, where the number of ADS is adjusted for dilution due to employee share based compensation.

About KongZhong:

KongZhong Corporation is a leading mobile Internet company in China.  The Company delivers wireless value-added services to consumers in China through multiple technology platforms including WAP, multimedia messaging service (MMS), JAVATM, short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT).  The Company operates three wireless Internet sites, Kong.net, Ko.cn and cn.NBA.com, which enable users to access media, entertainment and community content directly from their mobile phones.  The Company also designs and operates mobile games, including mobile online games, JAVA games and WAP games.

Safe Harbor Statement:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future results of operations, financial condition and business prospects.  Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them.  These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission.  We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts:

Investor Contact:		Media Contact:
Jay Chang		Xiaohu Wang
Chief Financial Officer		Manager
Tel.:	(+86-10) 8857 6000	Tel:	(+86-10) 8857 6000
Fax:	(+86-10) 8857 5891	Fax:	(+86-10) 8857 5900
E-mail:	ir@kongzhong.com	E-mail:	xiaohu@kongzhong.com